Exhibit a) i

Electra Meccanica to Exhibit at Cambridge House International 2018 Extraordinary Future Conference

Cutting-edge electric vehicle maker will join thousands of innovative companies, influencers, analysts and investors at Canada's premier tech conference

VANCOUVER, British Columbia, Sept. 13, 2018 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ:SOLO) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, announced today it will exhibit at the Cambridge House International Extraordinary Future conference taking place September 19-20 at the Vancouver Convention Centre East in Vancouver, B.C.

Electra Meccanica's single passenger SOLO will be on display at Booth #201/203. Company representatives will also be participating in a workshop at 12 noon on Thursday, September 20. They will provide a company presentation that will focus on how Electra Meccanica's innovative vehicles will change the future of commuting and the electric automobile industry at-large, among other topics.

Cambridge House International is a leading producer of investment conferences across North America. The annual Extraordinary Future conference is Canada's cornerstone technology event, showcasing over 70 leading technology companies and connecting some of the greatest minds in the industry.

For more information about the conference, please visit:  https://cambridgehouse.com/e/extraordinary-future-2018-74

About Electra Meccanica Vehicles Corp.:
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

For more information, please contact:

West Coast Media Contact:
Sean Mahoney
Phone: 310-867-0670
Email: seamah@gmail.com

East Coast Media Contact:
Zoe Tobin
KCSA Strategic Communications
Phone: 212-896-1251
Email: ztobin@kcsa.com

Investor Contact:
Todd Fromer / Allison Soss
KCSA Strategic Communications
Phone: 212-896-1215 / 212-896-1267
Email: electra@kcsa.com

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/14e4d5a8-d587-4b89-9232-cc0db16132e2

Source: Electra Meccanica Vehicle Corp